Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
GSE Systems, Inc.

We consent to the use of our reports dated March 17, 2008, with respect to the consolidated balance sheets of GSE Systems, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference.  As noted in our report, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, on January 1, 2007 and Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, on January 1, 2006.

/s/ KPMG LLP
Baltimore, Maryland
April 15 , 2008